Erin E. Martin

Legal Branch Chief

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

August 29, 2018

Re:	REITless Impact Income Strategies LLC

Amendment No. 1 to Draft Offering Statement on Form 1-A

Submitted August 1, 2018

CIK No. 0001742092

Dear Ms. Martin:

We acknowledge receipt of comments in your letter of August 20, 2018 regarding Amendment No. 1 to the draft Offering Statement of REITless Impact Income Strategies LLC (the “Company”), which we have set out below, together with our responses.

General

1. We note your response to comment 2. We have referred your response to the Division of Investment Management. The Division of Investment Management is reviewing your response. We may have further comment.

The Company spoke with Rochelle Plesset from the Division of Investment Management, who provided her feedback. The Company has changed its Manager to be North Capital, Inc. and revised the disclosure throughout the Offering Circular to reflect that. The Company has also revised the disclosure regarding the Investment Company Act on page 95 of the Offering Circular.

2. We note your response to comment 5. Please provide us with your detailed legal analysis as to why the arbitration provision and the class action waiver are enforceable under state and federal law. In addition, please include disclosure in your offering statement, which indicates that by agreeing to the provisions, investors are not deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. Lastly, please revise your risk factor section to discuss the waiver of jury trial provision and the risks associated with it.

The Company has deleted the arbitration provision from the subscription agreement and added risk factor disclosure as requested by the Staff.

Management Compensation, page 73

3. We note your response to comment 12, and we reissue the comment. Please revise your tabular disclosure to provide the estimated asset management fee assuming the maximum amount is raised and assuming you utilize your target leverage.

The Company has revised the table as requested by the Staff. The Company believes that leverage will not impact the calculation of the asset management fee when it is based on offering proceeds. The Company also believes that when it starts to use NAV as the basis for the calculation of the asset management fee, the liabilities represented by leverage would get netted out from the increase in assets, which means that the Company cannot predict the impact of leverage at this time.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:	James P. Dowd

REITless Impact Income Strategies LLC

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